UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: October 26, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated October 26, 2011.

99.2	Press release dated October 26, 2011, entitled “CNOOC Limited Announces Third Quarter Results”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the third quarter of 2011 (ended 30 September 2011). The comparative statistics of the Group for the third quarter of 2010 (ended 30 September 2010) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the third quarter of 2011 (ended 30 September 2011). The comparative statistics of the Group for the third quarter of 2010 (ended 30 September2010) are also disclosed in this announcement.

The Company achieved a total net production of 80.9 million barrels of oil equivalent (BOE) for the third quarter of 2011, representing a decrease of 9.1% year over year (YOY). The decline in net production was mainly attributable to the production loss as a result of the suspension of production of Penglai 19-3 oilfield in Bohai Bay as well as the natural decline of certain producing fields.

For the third quarter of 2011, the Company made two new discoveries and nine successful appraisal wells.

Having benefited from higher realized oil and gas prices, the total unaudited oil and gas sales revenues of the Company reached approximately RMB46.26 billion for the third quarter of 2011, representing a significant increase of 23.7% YOY. In the third quarter of 2011, the Company’s average realized oil price significantly increased 50.3% YOY to US$112.04 per barrel while the Company’s average realized gas price increased 20.0% YOY to US$5.18 per thousand cubic feet.

For the third quarter of 2011, the Company's capital expenditure was approximately RMB10.55 billion, representing an increase of 28.8% YOY, mainly attributable to the busy development pipeline and extensive exploration program.

1

Third quarter and Year-to-Date Net Production Summary (Unaudited)

	2011	*		2010	*
Crude Oil & Liquids (mmbbls)	Q3		YTD	Q3		YTD
Bohai Bay	35.6		111.8	40.7		108.2
Western South China Sea	6.1		20.3	7.8		22.6
Eastern South China Sea	9.8		33.5	11.1		32.2
East China Sea	0.08		0.24	0.06		0.16
Overseas	9.8		28.8	10.7		27.6
Subtotal (mmbbls)	61.4		194.5	70.4		190.8

Natural Gas (bcf)
Bohai Bay	10.7		33.6	11.1		31.5
Western South China Sea	37.1		108.3	34.6		93.0
Eastern South China Sea	14.9		45.3	13.8		37.0
East China Sea	2.5		7.5	1.4		4.3
Overseas	48.8		127.7	46.8		110.5
Subtotal (bcf)	114.0		322.3	107.7		276.3

Total Net Production (mmboe)	80.9		249.7	89.0		238.4
* Including our interest in equity-accounted investees, which was approximately 4.6 million BOE for the third quarter of 2011 and approximately 4.7 million BOE for the third quarter of 2010.

2

Third quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)

	RMB (millions)				US$ (millions)
	2011		2010		2011		2010
	Q3	YTD	Q3	YTD	Q3	YTD	Q3	YTD
Sales Revenue
Crude oil and liquids	42,897	134,027	34,633	96,924	6,687	20,621	5,110	14,236
Natural gas	3,363	9,264	2,758	7,370	524	1,425	407	1,083
Marketing revenue, net	28	112	53	164	4	17	8	24
Others	227	655	392	961	35	101	58	141
Total	46,516	144,058	37,836	105,420	7,251	22,164	5,583	15,484

Capital Expenditures
Exploration	2,549	6,596	2,064	5,409	397	1,015	305	794
Development	6,109	14,495	3,526	10,918	952	2,230	520	1,604
Production	1,888	4,791	2,598	6,281	294	737	383	923
Total	10,546	25,882	8,188	22,608	1,643	3,982	1,208	3,321

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.4147 has been used for the third quarter of 2011, and an exchange rate of US$1 = RMB6.7772 has been used for the third quarter of 2010, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 26 October 2011

3

As at the date of this announcement, the Board comprises:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

4

Exhibit 99.2

For Immediate Release

CNOOC Limited Announces Third Quarter Results

(Hong Kong, October 26, 2011) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 0883) today announced its results for the third quarter of 2011.

Having benefited from rising realized oil and gas prices, the total unaudited oil and gas sales revenues of the Company reached approximately RMB46.26 billion for the third quarter of 2011, representing a significant increase of 23.7% year over year (YOY). In the third quarter, the Company’s average realized oil price rose 50.3% YOY to US$112.04 per barrel while the Company’s average realized gas price increased 20.0% YOY to US$5.18 per thousand cubic feet.

Mainly due to the natural decline of certain existing fields and the production loss as a result of the suspension of production of Penglai 19-3 oilfield in Bohai Bay, the Company achieved a total net production of 80.9 million barrels of oil equivalent (BOE) for the third quarter of 2011, down by 9.1% YOY.

During the period, the Company made two new discoveries and nine successful appraisal wells.

For the third quarter of 2011, attributable to busy development pipeline and extensive exploration activities, the Company's capital expenditure was increased 28.8% YOY to approximately RMB10.55 billion.

Mr. YANG Hua, Chief Executive Officer of the Company commented, “In the third quarter, the adjusted annual production target was further challenged by the suspension of production at PL19-3 oilfield due to the oil spill incident. The Company will be well prepared to deal with these challenges through stabilizing production of the existing fields as well as pushing for the construction on the new projects. In the meantime, the Company will properly handle and resolve all subsequent issues of the oil spill incident. We will also carry out thorough safety inspection in all offshore area to prevent any potential risks and thus laying a better foundation for the Company’s long-term development.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2010 Annual Report on Form 20-F filed on April 29, 2011.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:
Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com